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                               October 4, 2022

       Rhonda Wong
       Chief Executive Officer
       Ohmyhome Limited
       11 Lorong 3 Toa Payoh
       Block B #04-16/21, Jackson Square
       Singapore 319579

                                                        Re: Ohmyhome Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
6, 2022
                                                            CIK No. 0001944902

       Dear Rhonda Wong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 6, 2022

       Prospectus Summary
       Overview, page 9

   1. You state that as at July 31, 2022 your platform contained over 20,000 active listings for residential properties
for sale and rental on a monthly basis. Please define active listings and disclose whether
there is a date limitation on the listings you consider to be active
                                                        (i.e., clarify whether
properties that have been listed beyond a certain time period, for example, 12 months or
more, would be considered an active listing).
 Rhonda Wong
FirstName
OhmyhomeLastNameRhonda  Wong
            Limited
Comapany
October    NameOhmyhome Limited
        4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
Risks and Challenges, page 12

2. Please revise your risk factors summary to ensure that it is no more than two pages in length. Refer to Item 105(b) of Regulation S-K.
Risk Factors, page 21

3. We note your risk factors disclosure that your business and operations may be impacted by macroeconomic factors, such as the availability of credit, fluctuation in interest rates, and inflation, as well as disruption in the supply of raw materials or labor. Please update your risk factors if recent changes in macroeconomic conditions or supply disruptions have impacted your operations. In this regard, identify the specific conditions and discuss how your business has been affected. Also identify actions planned or taken, if any, to mitigate such conditions.
Use of Proceeds, page 49

4. Please revise to describe the maturity of the loan made to you by one of your shareholders. Refer to Item 3.C.4 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 56

5. Please revise the page 57 graphic titled "Proven Track Record and Rapid Growth" to clarify that it reflects a timeline of your business and not revenue or net income growth over time. Refer to Item 10 of Regulation S-K. In addition, provide support for your statement that you "have achieved great traction in the past year in both operational and financial performance, and is [sic] now on track for rapid scaling." Technological and Operational Infrastructure, page 57

6. Please revise to provide a basis for your page 58 statement that you are "one of the fastest in the market in closing home transactions."
Liquidity and Capital Resources, page 65

7. Please expand your disclosure of the company's ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term and separately in the long-term. For example, discuss the company's ability to generate cash to meet its requirements under known contractual obligations such as bank loans and lease commitments. In addition, please expand your disclosure of the company's strategy to raise debt and equity. Refer to Item 303(b)(1) of Regulation S-K. Rhonda Wong
FirstName
OhmyhomeLastNameRhonda  Wong
            Limited
Comapany
October    NameOhmyhome Limited
        4, 2022
October
Page 3 4, 2022 Page 3
FirstName LastName
Business
Overview, page 88

8. We note your statements that you are "a leading one-stop property platform for property transactions and property-related services" (page 88) and "a leading property and technology company in Singapore" (page 96). Please clarify whether the scope of these statements is the HDB property market, the private property market, or both markets combined.
Our Value Propositions to Platform Users, page 100

9. Please revise page 100 to provide a basis for the statement that your documentation service is "first-in-the-market."
Risk Management and Quality Control
Quality Control of Third Party Service Providers, page 104

10. Please revise to clarify whether the company is indemnified by third party service providers listed on the Ohmyhome platform against customer claims arising from third party services.
Intellectual Property, page 107

11. Please revise to discuss how you protect your intellectual property. In this regard, we note risk factors disclosure regarding confidentiality procedures and contractual restrictions.
         For example, clarify whether the work product of employees and independent contractors is the property of the company, and discuss whether the company utilizes non-compete and/or non-disclosure provisions in agreements with employees and/or third parties.
Principal Shareholders, page 129

12. Please revise to clarify who has or shares voting and dispositive control over the shares held by Anthill Corporation Pte. Ltd. and Vienna Management Ltd. Refer to Item 403 of
         Regulation S-K and Exchange Act Rule 13d-3(a).
13. Please revise the beneficial ownership table to include GEC Tech Ltd., which appears to beneficially own more than 5% of your shares based on your page 77 disclosure regarding your ownership upon completion of the reorganization.
Part II
Item 7. Recent Sales of Unregistered Securities, page II-1

14. Please revise to state briefly the facts relied upon to make the Regulation S exemption disclosed in this section available. Refer to Item 701(d) of Regulation S-K.
 Rhonda Wong
FirstName
OhmyhomeLastNameRhonda  Wong
            Limited
Comapany
October    NameOhmyhome Limited
        4, 2022
October
Page 4 4, 2022 Page 4
FirstName LastName
Signatures, page II-4

15. Please revise to indicate who is signing in the capacity of principal accounting officer or controller. See Instructions to Signatures on Form F-1.
Exhibits

16. Please file as exhibits the executed officer employment agreements, rather than a form of officer employment agreement. In addition, please file the form of director's agreement.
         Refer to Item 601(b)(10) of Regulation S-K.
17. Please file as exhibits your loan agreements with Vienna Management Ltd, a major shareholder. In this regard, we note your page 130 disclosure of related party balances.
         Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
18. We note your statement on page 80 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.
General

19. Please revise to clarify what you mean by the term "proprietary" when describing your technologies. In this regard, we note the following non-exclusive examples:
             On page 10 and page 88 you refer to proprietary online tools and resources.
             However, it is unclear how tools and resources such as property transaction guides and mortgage or stamp duty calculators are proprietary.
             On page 11 and page 96 you state that you have developed a suite of wide-ranging proprietary technology and infrastructure. However, it appears the only intellectual property rights you hold or have applied for relate to design trademarks of your business name.
             On page 32, you state that you utilize open source software in certain aspects of your technologies, which suggests that intellectual property protection may not be available for these technologies.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Jason Ye